UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐  Form 10-K     ☒  Form 20-F     ☐  Form 11-K     ☐  Form 10-Q     ☐  Form N-SAR     ☐  Form N-CSR

For the Period Ended: December 31, 2018

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Lianluo Smart Limited

Full Name of Registrant

Former Name if Applicable

Room 2108, 21st Floor, China Railway Construction Building, No. 20 Shijingshan Road

Address of Principal Executive Office (Street and Number)

100040, Beijing, China

City, State and Zip Code

PART II - RULES 12-b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lianluo Smart Limited (the “Company”) is unable to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 20-F for the fiscal year ended December, 2018, because the compilation, review and finalization of the information required to be presented in the report could not be completed within the prescribed time period without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

张茜	86	18910951727
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenues of approximately $559,386 for the year ended December 31, 2018 as compared to revenues of $882,011 for the year ended December 31, 2017, a decrease of 37%. The Company expects that it will report a net loss of approximately $8.91 million for the year ended December 31, 2018 as compared to net loss of $5.14 million for the year ended December 31, 2017, an increase of 73%. The increase in net loss was mainly due to an impairment of intangible assets of $3.28 million in 2018.

Lianluo Smart Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 29, 2019	By	/s/ Chen Ping
Chen Ping
Chief Executive Officer

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